Exhibit 21.1

Subsidiaries of Arena Pharmaceuticals, Inc.

As of December 31, 2019

125 Royalty Inc., a Delaware corporation

356 Royalty Inc., a Delaware corporation

Arena Pharmaceuticals Development GmbH, a limited liability company organized under the laws of Switzerland and having its domicile in Zug

Arena Pharmaceuticals GmbH in Liquidation, a limited liability company organized under the laws of Switzerland and having its domicile in Zofingen

Arena Pharmaceuticals Limited, a limited liability company organized under the laws of Ireland and having its domicile in Dublin

API Development LTD, a company incorporated in the Cayman Islands with limited liability